UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 21, 2015
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the slides for the presentation to investors and the media release in connection with the 3Q15 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Media Release
Credit Suisse announces 3Q15 results
• Reported Core pre-tax income of CHF 861 million
• Reported net income of CHF 779 million
• Both Private Banking & Wealth Management and Investment Banking results were impacted by low levels of client activity and adverse market conditions
• Continued strong net new assets of CHF 16.4 billion
• Substantial leverage reduction in Investment Banking: Year-end target achieved ahead of schedule
October 21, 2015 In 3Q15, we saw a continuation of both the positive trends seen in 2Q15 – strength in Asia and in equities and strong net new assets – and the negative trends with results impacted adversely by challenging market conditions and low levels of client activity, mainly in the fixed income sales and trading businesses.
Tidjane Thiam, Chief Executive Officer, said: “In the third quarter, difficult market conditions led to low client activity in both our Investment Banking and Private Banking & Wealth Management divisions. This translated into lower profits and was particularly visible in our fixed income sales and trading performance. The reduction of the capital allocation to the Investment Bank continued, with USD 615.4 billion of leverage exposure at the end of 3Q, thus achieving the year-end 2015 target that was announced in February 2015. We made good progress in our Private Banking & Wealth Management division with strong net new asset inflows across all regions. This is encouraging in an environment in which private clients tend to be cautious about their portfolios. Mandates penetration continued to increase. The quarter-on-quarter increase in our share of wallet in our Investment Banking advisory business as well as the revenue growth we achieved in our Corporate & Institutional Clients business are a testament to Credit Suisse’s strong relationships with corporate clients and entrepreneurs.”
On the outlook, he said: “The adverse impact of difficult market conditions in the third quarter on client issuance and trading activity has continued so far in October, offsetting a resilient performance by our Asian business and sustained higher net interest income. In the coming months, we will focus on the implementation of our strategy, announced today. Our third-quarter results reinforce the need for a restructuring of the bank aimed at reducing the volatility of our earnings and better aligning the activities of our Investment Bank behind the needs of the clients of our Private Banking & Wealth Management division. Our aim remains to generate long-term, profitable and capital generative growth through the implementation of the strategy and organizational structure announced today.”

Selected Core Results highlights
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Reported results (CHF million, except where indicated)
Net revenues	5,982	6,941	6,537	(14)	(8)	19,596	19,439	1
Income from continuing operations before taxes	861	1,646	1,301	(48)	(34)	4,045	2,331	74
Net income attributable to shareholders	779	1,051	1,025	(26)	(24)	2,884	1,184	144
Return on equity (%)	7.1	10.0	9.7	–	–	9.0	3.7	–
Strategic results (CHF million, except where indicated)
Net revenues	5,623	6,758	6,287	(17)	(11)	18,971	19,126	(1)
Income from continuing operations before taxes	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
Net income attributable to shareholders	699	1,418	1,115	(51)	(37)	3,352	3,807	(12)
Return on equity (%)	6.6	13.9	11.0	–	–	10.8	12.7	–
Non-strategic results (CHF million)
Net income/(loss) attributable to shareholders	80	(367)	(90)	–	–	(468)	(2,623)	(82)
Core Results do not include noncontrolling interests without significant economic interests.
Reported Core results
• Net income attributable to shareholders of CHF 779 million
In the third quarter, Credit Suisse reported Core pre-tax income of CHF 861 million, primarily reflecting lower results in Investment Banking due to unfavorable market conditions. Net income attributable to shareholders was CHF 779 million, down 24% compared to the same period of last year. Return on equity attributable to shareholders was 7%, a decrease of 3 percentage points compared to the previous quarter.
Reported Core net revenues decreased 8% year on year, as lower net revenues in Investment Banking and Private Banking & Wealth Management were partially offset by higher net revenues in the Corporate Center. Reported total operating expenses decreased 3% compared to 3Q14, with reductions in Investment Banking partially offset by an increase in expenses in the Corporate Center and in Private Banking & Wealth Management.
In the non-strategic businesses, pre-tax income improved to CHF 35 million compared to a loss of CHF 321 million in 3Q14.
Strategic Core Results – selected highlights
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Strategic results (CHF million)
Income/(loss) from continuing operations before taxes	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
of which Private Banking & Wealth Management	753	1,001	872	(25)	(14)	2,692	2,719	(1)
of which Investment Banking	282	910	995	(69)	(72)	2,307	3,165	(27)
of which Corporate Center	(209)	(99)	(245)	111	(15)	(539)	(543)	(1)
Strategic Core results
• Strategic results in Private Banking & Wealth Management impacted by weaker client activity and adverse market conditions
• These conditions also led to weaker strategic Investment Banking results
For the third quarter of 2015, strategic pre-tax income was CHF 826 million, a decline of 49% compared to the same period a year ago. Strategic net income attributable to shareholders was CHF 699 million, down 37% compared to CHF 1,115 million in 3Q14. Strategic return on equity for 3Q15 was 7%.

Private Banking & Wealth Management
Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Reported results (CHF million)
Net revenues	2,935	3,152	3,125	(7)	(6)	9,059	9,411	(4)
Provision for credit losses	80	44	25	82	220	153	81	89
Compensation and benefits	1,214	1,248	1,194	(3)	2	3,691	3,719	(1)
Total other operating expenses	994	923	963	8	3	2,797	4,405	(37)
Total operating expenses	2,208	2,171	2,157	2	2	6,488	8,124	(20)
Income before taxes	647	937	943	(31)	(31)	2,418	1,206	100
Metrics (%)
Return on regulatory capital	16.5	23.5	27.3	–	–	20.4	12.0	–
Cost/income ratio	75.2	68.9	69.0	–	–	71.6	86.3	–
Assets under management (CHF billion)
Assets under management	1,293.9	1,355.7	1,366.1	(4.6)	(5.3)	1,293.9	1,366.1	(5.3)
Net new assets	16.4	14.2	7.4	15.5	121.6	47.6	31.2	52.6
Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Strategic results (CHF million)
Net interest income	1,137	1,096	968	4	17	3,214	2,885	11
Recurring commissions and fees	1,047	1,082	1,149	(3)	(9)	3,196	3,424	(7)
Transaction- and performance-based revenues	750	925	827	(19)	(9)	2,597	2,611	(1)
Other revenues	(23)	(12)	(5)	92	360	(35)	(18)	94
Net revenues	2,911	3,091	2,939	(6)	(1)	8,972	8,902	1
Provision for credit losses	76	31	26	145	192	132	73	81
Total operating expenses	2,082	2,059	2,041	1	2	6,148	6,110	1
Income before taxes	753	1,001	872	(25)	(14)	2,692	2,719	(1)
of which Wealth Management Clients	477	669	536	(29)	(11)	1,782	1,683	6
of which Corporate & Institutional Clients	210	244	240	(14)	(13)	684	697	(2)
of which Asset Management	66	88	96	(25)	(31)	226	339	(33)
Metrics (%)
Return on regulatory capital	19.7	25.8	26.7	–	–	23.3	28.7	–
Cost/income ratio	71.5	66.6	69.4	–	–	68.5	68.6	–
Net new assets (CHF billion)
Net new assets	17.3	15.4	8.8	12.3	96.6	51.1	36.6	39.6
Private Banking & Wealth Management: Strong net asset inflows across all regions
• Private Banking & Wealth Management with stable net revenues in the strategic businesses compared to 3Q14, with solid contributions from Wealth Management Clients and Corporate & Institutional Clients
• Total net new assets of CHF 16.4 billion
In 3Q15, Private Banking & Wealth Management reported net revenues of CHF 2,935 million and pre-tax income of CHF 647 million. The strategic businesses of Private Banking & Wealth Management generated pre-tax income of CHF 753 million with stable net revenues of CHF 2,911 million, slightly higher expenses and an increase in provision for credit losses mainly in Corporate & Institutional Clients compared to the third quarter of 2014. Strategic net revenues were stable as higher net interest income offset lower recurring commissions and fees, mainly reflecting the deconsolidation of the cards issuing business (refer to “Business developments” section below), and lower transaction- and performance-based revenues. The return on regulatory capital for the strategic businesses was 20% and the cost/income ratio increased to 72%.
Private Banking & Wealth Management recorded strategic net new assets of CHF 17.3 billion and reported net new assets of CHF 16.4 billion in 3Q15. Wealth Management Clients contributed net new assets of CHF 10.5 billion with growth in all regions and balanced contributions from all client segments. In addition, mandates penetration within Wealth Management Clients increased from 17% at the end of 2014 to 21% at the end of 3Q15, reflecting the Credit Suisse Invest sales momentum. Assets under management for Private Banking & Wealth Management decreased by CHF 61.8 billion from the end of 2Q15 to CHF 1,293.9 billion at the end of 3Q15, mainly due to unfavorable market conditions and the introduction of an updated assets under management policy.
Effective July 1, 2015, the Group updated its assets under management policy primarily to introduce more specific criteria and indicators to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 46.4 billion of assets under management to client assets, which has been reflected as a structural effect in 3Q15. Of the CHF 46.4 billion reclassification, CHF 38.1 billion was in Wealth Management Clients and CHF 8.3 billion was in Corporate & Institutional Clients.
Wealth Management Clients reported a net margin of 23 basis points, 2 basis points lower than in 3Q14, as both quarters were impacted by litigation provisions. Compared to 2Q15, the net margin was down 8 basis points, reflecting lower transaction- and performance-based revenues, the increased litigation provisions and lower recurring commissions and fees, partially offset by a decrease in assets under management and higher net interest income.
Private Banking & Wealth Management’s risk-weighted assets increased by CHF 2.6 billion during the quarter to CHF 108.3 billion, mainly driven by positive foreign exchange movements, model updates and methodology changes, and its leverage exposure decreased by CHF 7.2 billion to CHF 373.0 billion. As of the end of 3Q15, the non-strategic businesses of Private Banking & Wealth Management reported risk-weighted assets of CHF 4.4 billion and leverage exposure of CHF 3.9 billion, both stable compared to the end of 2Q15.
The non-strategic businesses reported a pre-tax loss of CHF 106 million, compared to pre-tax income of CHF 71 million in 3Q14, which included a gain on the sale of Credit Suisse’s domestic private banking business booked in Germany. Operating expenses were CHF 126 million, including costs of CHF 68 million to meet requirements related to the settlements with US authorities regarding US cross-border matters.
Business developments:
On July 1, 2015, the Group transferred the credit and charge cards issuing business (cards issuing business) to Swisscard AECS GmbH (Swisscard), an entity in which the Group holds a significant equity interest. As a result of the transfer, the cards issuing business was deconsolidated as of July 1, 2015, including the pre-existing non-controlling interest in the cards issuing business. Consequently, income/revenues and expenses from the cards issuing business are no longer fully reflected in the Group’s consolidated financial statements or in the Wealth Management Clients results within the Private Banking & Wealth Management segment, but the Group’s share of net income from the equity method investment in Swisscard is recorded within net revenues in all three presentations. At the same time, the Group’s net income attributable to non-controlling interest is reduced as a result of the deconsolidation. Given that Swisscard continues to be an equity method investment of the Group, the aggregate impact of the deconsolidation on the Group’s net income/(loss) attributable to shareholders is not expected to be material.

Investment Banking
Investment Banking
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Reported results (CHF million)
Net revenues	2,356	3,381	3,303	(30)	(29)	9,320	10,061	(7)
Provision for credit losses	30	7	36	329	(17)	38	31	23
Compensation and benefits	1,159	1,545	1,450	(25)	(20)	4,256	4,470	(5)
Total other operating expenses	1,292	1,214	1,301	6	(1)	3,591	3,465	4
Total operating expenses	2,451	2,759	2,751	(11)	(11)	7,847	7,935	(1)
Income/(loss) before taxes	(125)	615	516	–	–	1,435	2,095	(32)
Metrics (%)
Return on regulatory capital	–	9.9	8.3	–	–	7.7	11.4	–
Cost/income ratio	104.0	81.6	83.3	–	–	84.2	78.9	–
Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Strategic results (CHF million)
Debt underwriting	326	467	519	(30)	(37)	1,125	1,470	(23)
Equity underwriting	117	240	214	(51)	(45)	510	665	(23)
Total underwriting	443	707	733	(37)	(40)	1,635	2,135	(23)
Advisory and other fees	192	207	170	(7)	13	531	511	4
Total underwriting and advisory	635	914	903	(31)	(30)	2,166	2,646	(18)
Fixed income sales and trading	888	1,393	1,544	(36)	(42)	4,005	4,587	(13)
Equity sales and trading	1,201	1,320	1,069	(9)	12	3,865	3,394	14
Total sales and trading	2,089	2,713	2,613	(23)	(20)	7,870	7,981	(1)
Other	(103)	(78)	(97)	32	6	(240)	(288)	(17)
Net revenues	2,621	3,549	3,419	(26)	(23)	9,796	10,339	(5)
Provision for credit losses	15	7	29	114	(48)	23	24	(4)
Total operating expenses	2,324	2,632	2,395	(12)	(3)	7,466	7,150	4
Income before taxes	282	910	995	(69)	(72)	2,307	3,165	(27)
Metrics (%)
Return on regulatory capital	4.8	15.6	17.1	–	–	13.1	18.9	–
Cost/income ratio	88.7	74.2	70.0	–	–	76.2	69.2	–
Investment Banking: Substantial reduction of leverage exposure
• Resilient results in equities offset by significantly lower performance in fixed income and underwriting due to challenging market conditions that resulted in reduced client activity
In 3Q15, Investment Banking reported net revenues of CHF 2,356 million and a loss before taxes of CHF 125 million. Compared to 3Q14, revenues declined 29%, reflecting higher results in equities, more than offset by a significantly weaker performance in fixed income and underwriting. Total operating expenses in Investment Banking decreased 11% during the quarter.
In the strategic businesses, Investment Banking reported pre-tax income of CHF 282 million and net revenues of CHF 2,621 million. Compared to an exceptionally strong 3Q14, which included significant client deals, revenues in the strategic businesses decreased 23% due to challenging market conditions during 3Q15, which led to reduced levels of client activity in fixed income sales and trading and underwriting. Fixed income sales and trading revenues declined significantly compared to a strong 3Q14 as material credit market volatility resulted in low client activity in 3Q15. Equity sales and trading results improved, as increased market volatility led to higher trading volumes. Underwriting and advisory results declined as higher advisory results were offset by a weaker equity and debt underwriting performance in line with lower industry-wide underwriting activity. Compared to 3Q14, strategic total operating expenses declined 3% as lower variable compensation expenses were mainly offset by higher litigation expenses, including CHF 128 million relating to a CDS settlement, and increased investments in our risk, regulatory and compliance infrastructure.
Substantial progress was made on reducing leverage exposure in Investment Banking. In 3Q15, Investment Banking reduced its leverage exposure by USD 59.9 billion to USD 615.4 billion, reaching the end-2015 divisional target of USD 600-620 billion ahead of schedule. As of the end of 3Q15, Investment Banking reported risk-weighted assets of USD 164.3 billion, down USD 2.6 billion since the end of 2Q15.
In 3Q15, Investment Banking’s non-strategic businesses reported a pre-tax loss of CHF 407 million and negative net revenues of CHF 265 million. Compared to 3Q14, negative net revenues were higher but total operating expenses decreased due to lower litigation provisions.
Capital, leverage and costs
Capital and leverage metrics
	Phase-in			Look-through
end of	3Q15	2Q15	4Q14	3Q15	2Q15	4Q14
BIS capital ratios (%)
CET1 ratio	14.0	13.9	14.9	10.2	10.3	10.1
Tier 1 ratio	16.8	16.7	17.1	14.3	14.3	14.0
Total capital ratio	20.1	20.1	20.8	16.7	16.6	16.5
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	1,050.7	1,067.4	1,157.6	1,044.9	1,061.8	1,149.7
BIS CET1 leverage ratio	3.9	3.7	3.7	2.8	2.7	2.5
BIS tier 1 leverage ratio	4.6	4.4	4.3	3.9	3.7	3.5
Swiss leverage ratio	5.5	5.3	5.2	4.5	4.3	4.1
Further leverage reductions
• Continued progress on reducing leverage exposure
• Look-through CET1 ratio of 10.2%
In recent years, regulators have focused increasingly on the unweighted view of capital in the form of more restrictive leverage requirements. In order to comply with these stricter requirements, Credit Suisse has laid out a plan to significantly reduce its leverage exposure.
During the quarter, Credit Suisse further reduced its look-through leverage exposure by 2% to CHF 1,044.9 billion. At quarter-end, the look-through Swiss leverage ratio was 4.5% and the look-through BIS tier 1 leverage ratio was 3.9%, of which the CET1 component was 2.8%.
Another important metric to measure banks’ capital positions is the look-through CET1 ratio, which fully applies the requirements as of 2019. At the end of 3Q15, Credit Suisse’s look-through CET1 ratio stood at 10.2%, slightly down from 10.3% as of the end of 2Q15, reflecting RWA increases within Wealth Management Clients due to model updates and methodology changes.

Dividend policy
As per the strategy announcement, Credit Suisse plans to continue with a dividend policy, which is targeting a dividend payout of a minimum of CHF 0.70 per share, or a minimum of 40% of operating free capital generated over a five-year period, a new KPI defined as part of the strategy announcement made today. Credit Suisse also intends to phase out the scrip dividend alternative once it achieves its capital and leverage targets, expected to be no later than 2017 when more clarity on capital rules should be available. (For further information, please see the strategy presentations of October 21, 2015)

Quarterly results documentation
This Media Release contains selected information from our full 3Q15 Earnings Release that we believe is of particular interest to media professionals. The complete 3Q15 Earnings Release, which has been distributed simultaneously, contains more comprehensive information about our results and operations for the quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete Earnings Release is not incorporated by reference into this Media Release.
The complete Earnings Release and Results Presentation Slides are available for download from 06:00 CEST today at: https://www.credit-suisse.com/results.
Presentation of 3Q15 results – Wednesday, October 21, 2015
Event	Investor day	Media briefing
Time	12:00 Zurich 11:00 London 06:00 New York	07:30 Zurich 06:30 London 01:30 New York
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting (English/German and German/English) will be available.
Access via Internet	Live webcast: https://www.credit-suisse.com/investorday Audio playback available	Live webcast: www.credit-suisse.com/results Video playback available
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group Investor Day
All participants will be asked to state the
password "investor"
Please dial in 20 minutes before the start
of the presentation.	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group quarterly results
All participants will be asked to state the
password "media"
Please dial in 10-15 minutes before the start
of the presentation.
Playback	Replay available approximately one day after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 52619186#	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 60034614# Conference ID German: 60041211#
Information
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

 Third Quarter 2015 Results  Presentation to Investors  October 21, 2015

Disclaimer

Cautionary statement regarding forward-looking statements

This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in "Cautionary statement regarding forward-looking information" in our third quarter earnings release 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.

Statement regarding basis of figures

All figures throughout this presentation are based on results under our structure that was in place prior to the announcement of our re-segmentation on October 21, 2015. Figures throughout presentation may be subject to rounding adjustments.

Statement regarding non-GAAP financial measures

This presentation also contains non-GAAP financial measures, including adjusted cost run-rates. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com.

Statement regarding capital, liquidity and leverage

As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss "Too Big to Fail" legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

CREDIT SUISSE
October 21, 2015 2

 Introduction  David Mathers, Chief Financial Officer  October 21, 2015  3

Key messages from Credit Suisse 3Q15 results

Credit Suisse Group 3Q15 pre-tax income of CHF 861 mn and return on equity of 7%	▪ Group pre-tax income (excluding revenue impact from fair value on own debt) of CHF 238 mn. The significant YoY and QoQ reduction in pre-tax income was driven by lower results in Investment Banking, primarily due to a challenging market environment and lower client activity. Group Strategic pre-tax income for the quarter of CHF 826 mn, a 49% decrease from 3Q14 ▪ 9M15 return on equity of 9% (or 6% excluding revenue impact from fair value on own debt); 11% for the Strategic business
APAC 3Q15 pre-tax income of CHF 256 mn	▪ 9M15 pre-tax income of CHF 1,129 mn with 48% YoY increase, benefitting from continued momentum of our One Bank franchise; 3Q15 pre-tax income of CHF 256 mn ▪ Wealth Management Clients Asia Pacific with double-digit growth in net new assets in both 3Q15 and 9M15 ▪ 9M15 Asia Pacific Investment Banking revenues increase of 15%, driven by robust equities results with 40% YoY revenue growth
Progress on capital	▪ "Look-through" CET1 ratio of 10.2%, down from 10.3% at 2Q15, with RWA increases from model updates and methodology changes ▪ "Look-through" Swiss Total Leverage ratio of 4.5%, of which BIS Tier 1 Leverage ratio of 3.9% and CET1 Leverage ratio of 2.8%

Note: Credit Suisse Group reflects Core results; 3Q15 and 9M15 results based on current reporting structure

CREDIT SUISSE

October 21, 2015 4

Key messages from Credit Suisse 3Q15 results

Segment	Key messages
Private Banking & Wealth Management 3Q15 pre-tax income of CHF 647 mn and return on reg. capital of 16%	▪ Strategic pre-tax income of CHF 753 mn and Strategic return on regulatory capital of 20%, impacted by weaker client activity and adverse market conditions ▪ Wealth Management Clients with growth in net interest income and recurring commissions and fees[1] since the beginning of 2015; 3Q15 pre-tax income impacted by lower transaction revenues; 9M15 net margin of 28 bps compared to 27 bps for 9M14 ▪ Corporate & Institutional Clients delivered solid net revenues with cost income ratio of 50% in 9M15; lower pre-tax income due to increased credit provisions ▪ Asset Management with growth in fee-based revenues since the beginning of 2015; 3Q15 net revenues impacted by investment-related losses due to market conditions ▪ Strong strategic net new assets of CHF 17.3 bn with contribution from all three businesses; Wealth Management Clients reported net new assets of CHF 10.5 bn with growth in all regions and good contribution from UHNWI client segment
Investment Banking 3Q15 pre-tax income of CHF (125) mn[2]	▪ Strategic pre-tax income of USD 291 mn significantly lower QoQ and YoY, primarily due to lower fixed income franchise results driven by significantly muted client activity amid challenging market conditions ▪ Reduction in leverage exposure to USD 615 bn; early achievement of USD 600-620 bn year-end target ▪ Higher equity sales and trading performance as increased market volatility led to higher client activity ▪ Underwriting and advisory revenues negatively impacted by slowdown in industry-wide issuance; continued share gains in M&A franchise

1 Excluding impact of CHF (59) mn from Swisscard deconsolidation. See slide 10 for details 2 3Q15 results include the impact of the USD 133 mn settlement to resolve a lawsuit related to credit-default swaps

CREDIT SUISSE

October 21, 2015 5

 Financial results  October 21, 2015  6

Results Overview

	in CHF mn	3Q15	2Q15	3Q14	9M15	9M14
Strategic	Net revenues	5,623	6,758	6,287	18,971	19,126
	Pre-tax income	**826**	**1,812**	**1,622**	**4,460**	**5,341**
	Cost / income ratio	84%	73%	73%	76%	72%
	Return on equity[1]	**7%**	**14%**	**11%**	**11%**	**13%**
	Net new assets[2] in CHF bn	17.3	15.4	8.8	51.1	36.6
Non-Strategic	Net revenues	359	183	250	625	313
	Pre-tax income / (loss)	35	(166)	(321)	(415)	(3,010)
	Pre-tax income / (loss) ex FVoD and settlement impact[3]	*(588)*	*(394)*	*(639)*	*(1,410)*	*(1,638)*
Total Reported	Net revenues	5,982	6,941	6,537	19,596	19,439
	Pre-tax income	861	1,646	1,301	4,045	2,331
	Pre-tax income ex FVoD and settlement impact[3]	*238*	*1,418*	*983*	*3,050*	*3,703*
	Net income attributable to shareholders	779	1,051	1,025	2,884	1,184
	Diluted earnings per share in CHF	0.45	0.61	0.61	1.69	0.68
	Return on equity	7%	10%	10%	9%	4%
	Return on equity ex FVoD and settlement impact[3]	*2%*	*8%*	*7%*	*6%*	*8%*

Note: Total Reported reflects Core Results; FVoD denotes Fair Value on own Debt on this slide and throughout the rest of the presentation 1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity) 2 Assumes assets managed across businesses relate to Strategic businesses only
3 Excludes revenue impact from FVoD of CHF 623 mn, CHF 228 mn, CHF 318 mn, CHF 995 mn and CHF 246 mn in 3Q15, 2Q15, 3Q14, 9M15 and 9M14, respectively, and pre-tax charge of CHF 1,618 mn relating to the settlements with US authorities regarding the US cross-border matters in 9M14, in Non-Strategic and total reported results

CREDIT SUISSE October 21, 2015 7

PB&WM Strategic pre-tax income stable compared to 9M14 with growth in Wealth Management Clients business

	in CHF mn	3Q15	2Q15	3Q14	9M15	9M14
Strategic	Net revenues	2,911	3,091	2,939	8,972	8,902
	Provision for credit losses	76	31	26	132	73
	Compensation and benefits	1,187	1,233	1,150	3,625	3,559
	Other operating expenses	895	826	891	2,523	2,551
	Total operating expenses	2,082	2,059	2,041	6,148	6,110
	Pre-tax income	**753**	**1,001**	**872**	**2,692**	**2,719**
	Basel 3 RWA in CHF bn	104	101	100	104	100
	Leverage exposure in CHF bn	369	376	362	369	362
	Cost / income ratio	72%	67%	69%	69%	69%
	Return on regulatory capital [1]	**20%**	**26%**	**27%**	**23%**	**29%**
	Return on regulatory capital (based on 3% lev.) [1]	20%	26%	24%	23%	26%
	Net new assets [2] in CHF bn	17.3	15.4	8.8	51.1	36.6
	Assets under management [2] **in CHF bn**	**1,282**	**1,346**	**1,353**	**1,282**	**1,353**
Non-Strategic	Net revenues	24	61	186	87	509
	Total operating expenses [3]	126	112	116	340	2,014
	Pre-tax income / (loss)	(106)	(64)	71	(274)	(1,513)
Total	Net revenues	2,935	3,152	3,125	9,059	9,411
	Total operating expenses	2,208	2,171	2,157	6,488	8,124
	Pre-tax income	**647**	**937**	**943**	**2,418**	**1,206**
	Return on regulatory capital [1]	16%	24%	27%	20%	12%
	Basel 3 RWA in CHF bn	108	106	107	108	107
	Leverage exposure in CHF bn	373	380	377	373	377

Compared to 3Q14

- Net revenues stable as continued growth in net interest income was offset by:
  - the impact from the deconsolidation of Swisscard (see slide 10 for details)
  - lower transactional income in Wealth Management Clients and Corporate and Institutional Clients and investment-related losses in Asset Management, due to adverse market conditions
- Increase in operating expenses is driven by higher headcount, investments in our digital offering and higher litigation provisions
- Return on regulatory capital of 20% on a 3% CET1 leverage ratio; on an equivalent basis, 3Q14 would have been 24%
- Continued strong strategic net new assets of CHF 17.3 bn in 3Q15, of which
  - CHF 10.5 bn in Wealth Management Clients at annualized growth rate of 5.0%
  - CHF 5.6 bn in Asset Management driven by inflows across traditional, alternative and multi-asset class solutions

Compared to 9M14

- Pre-tax income stable with increase in Wealth Management Clients business offset by a decline in Asset Management
- Cost/income ratio stable at 69%

Note: Leverage exposure reflects BIS for 2Q15 & 3Q15 and Swiss leverage exposure for 3Q14 1 Assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure during 2015 and on an average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure during 2014 2 Assumes assets managed across businesses relate to Strategic businesses only 3 Includes CHF 1,618 mn charge relating to the settlements with US authorities regarding the US cross-border matters in 9M14

CREDIT SUISSE
October 21, 2015 8

Wealth Management Clients with stable revenues and higher costs reflecting growth investments; solid net new assets

in CHF mn	3Q15	2Q15	3Q14	9M15	9M14
Net revenues	**2,041**	**2,197**	**2,042**	**6,349**	**6,133**
excl. Swisscard deconsolidation impact	*2,041*	*2,121*	*1,959*	*6,199*	*5,893*
Provision for credit losses	36	7	17	60	50
Total operating expenses[1]	**1,528**	**1,521**	**1,489**	**4,507**	**4,400**
excl. Swisscard deconsolidation impact	*1,528*	*1,458*	*1,430*	*4,383*	*4,222*
Pre-tax income	**477**	**669**	**536**	**1,782**	**1,683**
excl. Swisscard deconsolidation impact	*477*	*656*	*514*	*1,756*	*1,626*
Cost / income ratio	75%	69%	73%	71%	72%
Net loans in CHF bn	173	170	164	173	164
Basel 3 RWA in CHF bn	55	53	51	55	51
Return on regulatory capital[2]	21%	29%	28%	27%	30%
Net new assets in CHF bn	10.5	9.0	5.1	26.5	23.1
Assets under management in CHF bn	796	848	864	796	864

Compared to 3Q14

- Revenues stable with higher net interest income offset by lower transaction revenues; excl. the impact of the Swisscard deconsolidation, revenues are up CHF 82 mn[3]
- Increase in credit provisions offset by related hedging gains of CHF 22 mn reported in other revenues
- Operating expenses up CHF 98 mn[3], largely due to higher headcount, investments in our digital offering and higher litigation provisions
- Net new assets of CHF 10.5 bn with growth across all regions
- Mandates penetration[4] increased to 21% from 17% at the end of 2014 with momentum in *Credit Suisse Invest* sales

Compared to 9M14

- Revenues up CHF 306 mn[3], with stronger net interest income partially offset by lower recurring commissions & fees
- Operating expenses up CHF 161 mn[3] reflecting higher headcount and improved performance
- Cost/income ratio improved to 71%

Structural effects on Assets under Management

- With the update of the Group's assets under management policy, CHF 38 bn of AuM were reclassified as client assets[5]

1 Includes significant litigation provisions 2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure during 2015 and on an average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure during 2014 3 Excluding Swisscard deconsolidation impact of CHF (83) mn and CHF (59) mn on net revenues and total operating expenses for 3Q14 comparatives and CHF (90) mn and CHF (54) mn respectively for 9M14 comparatives (see slide 10 for details) 4 Mandates penetration = AuM related to mandates in Wealth Management Clients / total Wealth Management Clients AuM 5 Client assets is a broader measure than AuM as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes

CREDIT SUISSE

October 21, 2015 9

Deconsolidation of card issuing business as of July 1, 2015
Impact on Wealth Management Clients results

Proforma impact on WMC in CHF mn	Reported					Impact[1]					Pro forma				
	3Q15	2Q15	3Q14	9M15	9M14	3Q15	2Q15	3Q14	9M15	9M14	3Q15	2Q15	3Q14	9M15	9M14
Net interest income	837	821	695	2,399	2,089	-	(9)	(9)	(18)	(26)	837	812	686	2,381	2,063
Recurring commissions & fees	670	717	744	2,087	2,202	-	(59)	(59)	(114)	(172)	670	658	685	1,973	2,030
Transaction- & perf.-based revenues	512	659	603	1,841	1,842	-	(8)	(15)	(18)	(42)	512	651	588	1,823	1,800
Other revenues	22	-	-	22	-	-	-	-	-	-	22	-	-	22	-
Net revenues	**2,041**	**2,197**	**2,042**	**6,349**	**6,133**	**-**	**(76)**	**(83)**	**(150)**	**(240)**	**2,041**	**2,121**	**1,959**	**6,199**	**5,893**
Provision for credit losses	36	7	17	60	50	-	-	(2)	-	(5)	36	7	15	60	45
Total operating expenses	1,528	1,521	1,489	4,507	4,400	-	(63)	(59)	(124)	(178)	1,528	1,458	1,430	4,383	4,222
Pre-tax income	**477**	**669**	**536**	**1,782**	**1,683**	**-**	**(13)**	**(22)**	**(26)**	**(57)**	**477**	**656**	**514**	**1,756**	**1,626**

- The credit and charge card issuing business has been deconsolidated as of July 1, 2015[1] and transferred to the equity method investment, Swisscard AECS GmbH
- In the previous structure, the results of this business were reported within WMC and PB&WM
- The tables above show how prior periods results for WMC would have been different ("Impact") had the deconsolidation already been implemented on December 31, 2013 ("Pro Forma")
- The reduction in pre-tax income in WMC and PB&WM is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders

This pro-forma presentation of the impact of the deconsolidation of the issuing business on the reported historical results of WMC as if it had occurred on December 31, 2013 is presented for illustrative purposes only. Given that as of July 1, 2015 the business has been deconsolidated and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. These illustrative figures cannot be seen as being indicative of future trends or results 1 Proforma impact of the issuing business deconsolidation

CREDIT SUISSE October 21, 2015 10

Wealth Management Clients business with net margin of 28 bps and gross margin of 100 bps for 9M15



Net margin on AuM in basis points
27
28
25
31
23
Net revenues in CHF mn
Gross margin on AuM in basis points
6,133
100
1,842
30
172
3
2,030
33
2,089
34
6,327[4]
100
1,841
29
114
2
1,973
31
2,399
38
2,042
97
603
29
59
3
685
32
695
33
2,197
102
659
31
59
3
658
30
821
38
2,019[4]
99
512
25
670
33
837
41
Swisscard deconsolidation impact[1]
9M14
9M15
3Q14
2Q15
3Q15

Net margin of 23bps in 3Q15 and 28bps in 9M15

Net margin impacted by litigation provisions in both 3Q14 and 3Q15

3Q15 performance

Transaction- and performance-based revenues decreased reflecting reduced client activity, mainly in emerging markets; in addition, 3Q14 included a gain on our liquidity portfolio and 2Q15 included a dividend from SIX Group AG and semi-annual performance fees from Verde Asset Management

Recurring commissions & fees[2] up 2% vs. 2Q15 with higher advisory and discretionary mandates revenues, reflecting increased mandates penetration; decline vs. 3Q14 impacted by regularization

Net interest income up 20% vs. 3Q14 with higher loan margins and loan growth; lower income on deposits driven by lower replication portfolio income partially offset by lower client deposit rates

9M14	9M15	3Q14	2Q15	3Q15	
821	**840**	846	859	**818**[3]	**Average assets under management (AuM)** in CHF bn
48%	**47%**	48%	49%	**47%**	**Ultra High Net Worth Individuals' share**

All data for Wealth Management business Net margin = Pre-tax income / average AuM Gross margin = Net revenues / average AuM 1 Impact from Swisscard deconsolidation on recurring revenues only 2 Excluding the Swisscard deconsolidation impact 3 As of July 1, 2015 the Group updated its AuM policy which resulted in a reclassification of CHF 38 bn from AuM to client assets 4 Excluding other revenues of CHF 22 mn

CREDIT SUISSE

October 21, 2015 11

 Lower averageAuM  +1  Higher expenses and credit losses  (3)  23  Measured at stable AuM1    Netinterest income  +7  Wealth Management Clients YoY development in basis points  3Q14  25  (2) bp  1 Includes some impact from client mix change AuM = Assets under management  3Q15  Lower averageAuM  +1  Higher expenses and credit losses  (2)  23  Measured at stable AuM1    Netinterest income  +1  Wealth Management Clients QoQ development in basis points  2Q15  31  (8) bps  3Q15  Non-interest revenues  (7)  Non-interest revenues  (8)  WMC net margin YoY and QoQ progression  12  October 21, 2015

 Wealth Management Clients net new assets of CHF 10.5 bn  13  EMEA = Europe, Middle East and Africa Emerging/Mature markets by client domicile while regional data based on management areas  Americas  EMEA  Asia Pacific  %  Annualized net new assets growth rate  3%  4%  4%  10%  Switzerland  5%  5.0%  MatureMarkets  3Q15by management region  by customer domicile  EmergingMarkets  5%  Outflows related to regularization  October 21, 2015    3Q15Annualized growth rate of 5.0% with growth across all regions and balanced contribution from all client segmentsAsia Pacific with 10% growth rate and inflows mainly from South East Asia and Greater ChinaStrong result from Switzerland with 4% growth rate and good contribution from UHNWI client segment EMEA with a 4% growth rate and strong contribution from the Middle East Outflows related to regularization of CHF 1.4 bn (of which CHF 0.6 bn in the strategic business) 9M15 Net new assets of CHF 26.5 bn with strong contribution from Asia Pacific and SwitzerlandUHNWI client segment with net new assets of CHF 14.3 bn at a 4.5% growth rate  14.7  7.2  1.9  2.7  26.5     9M15  4.0%  1%  3%  14%  2%  Net new assets in CHF bn  Outflows related to regularization    9M14  23.1  3.9%  2.5%  3Q14  5.2%

Corporate & Institutional Clients results with revenue growth offset by higher credit provisions

in CHF mn	3Q15	2Q15	3Q14	9M15	9M14
Net interest income	300	275	273	815	796
Recurring commissions & fees	119	115	113	357	348
Transaction- & perf.-based revenues	101	125	107	352	342
Other revenues[1]	(10)	(7)	(5)	(22)	(31)
Net revenues	**510**	**508**	**488**	**1,502**	**1,455**
Provision for credit losses	40	24	9	72	23
Total operating expenses	**260**	**240**	**239**	**746**	**735**
Pre-tax income	**210**	**244**	**240**	**684**	**697**
Cost/income ratio	51%	47%	49%	50%	51%
Net loans in CHF bn	67	66	67	67	67
Basel 3 RWA in CHF bn	37	36	37	37	37
Return on regulatory capital[2]	17%	19%	21%	18%	21%
Net new assets in CHF bn	2.0	(1.6)	0.9	6.5	1.9
Assets under management in CHF bn	263	278	267	263	267

Compared to 3Q14

- Revenues up 5%, or CHF 22 mn, with higher net interest income due to improved loan margins partially offset by lower replication portfolio income
- Continued low cost/income ratio; higher operating expenses driven by higher compensation expenses
- Reduction in pre-tax income of 13% due to higher credit provisions, reflecting a small number of cases

Compared to 9M14

- Revenues up 3%, reflecting higher revenues across all categories
- Operating expenses stable; cost/income ratio improved to 50%
- Pre-tax income slightly lower with higher revenues more than offset by higher credit provisions

Structural effects on Assets under Management

- With the update of the Group's AuM policy, CHF 8 bn of AuM were reclassified as client assets[3]

1 Other revenues include fair value changes on securitization transactions 2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure during 2015 and on an average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure during 2014. 3 Client assets is a broader measure than AuM as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

CREDIT SUISSE
October 21, 2015 14

Asset Management with higher recurring fees vs. 2Q15 but market conditions adversely impacted investment-related income

in CHF mn	3Q15	2Q15	3Q14	9M15	9M14
Recurring commissions & fees	258	250	292	752	874
Transaction- & perf.-based revenues	137	141	117	404	427
Other revenues	(35)	(5)	-	(35)	13
Net revenues	**360**	**386**	**409**	**1,121**	**1,314**
Total operating expenses	**294**	**298**	**313**	**895**	**975**
Pre-tax income	**66**	**88**	**96**	**226**	**339**
Cost/income ratio	82%	77%	77%	80%	74%
Fee-based margin in basis points	39	38	42	38	46
o/w recurring fee-based margin	*33*	*32*	*36*	*32*	*36*
Basel 3 RWA in CHF bn	12	12	12	12	12
Return on regulatory capital[1]	21%	29%	40%	24%	53%
Net new assets in CHF bn	5.6	8.9	3.3	24.7	14.3
Assets under management in CHF bn	395	394	391	395	391

Compared to 3Q14

- Recurring revenues down 12%, reflecting the change in fund management from Hedging Griffo to Verde Asset Management in 4Q14
  - Excluding this impact, recurring revenues are slightly higher
- Transaction and performance-based revenues up 17% with higher equity participations income
- Other revenues impacted by investment-related losses, reflecting the adverse market performance in 3Q15 across many asset categories
- Operating expenses down largely due to the change in fund management to Verde Asset Management; excluding this impact operating expenses are slightly lower
- Net new assets of CHF 5.6 bn with positive contribution across traditional, alternative and multi-asset class solutions

Compared to 9M14

- Reduction in recurring revenues primarily due to change in fund management to Verde Asset Management
- Lower transaction revenues reflected lower performance fees from our single manager funds and lower carried interest on private equity realizations
- Reduction in other revenues largely due to lower investment-related income, reflecting adverse markets in 3Q15
  - If the market situation does not materially improve, we expect performance fees and investment income in 4Q15 to be below prior year's results
- Strong NNA of CHF 24.7 bn at an annualized growth rate of 8.5%

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure during 2015 and on an average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure during 2014.

CREDIT SUISSE

October 21, 2015 15

Continued progress in winding down our Non-Strategic portfolio



Basel 3 RWA in CHF bn
8.1
5.9
4.4
4.5
(0.1)
4.4
5.0
(46%)
4Q13 2
4Q14
1Q15
2Q15
Business reductions
3Q15
Year-end 2015 target



Leverage Exposure in CHF bn
21.6
4.9
4.1
3.9
3.9
4.0
(82%)
4Q13 Reported
4Q14 BIS
1Q15 BIS
2Q15 BIS
3Q15 BIS
Year-end 2015 target

in CHF mn	**3Q15**	2Q15	3Q14	**9M15**	9M14
Select onshore businesses	1	2	122	4	166
Legacy cross-border businesses	30	31	38	95	123
AM divestitures and discontinued operations	(18)	15	12	(48)	184
Other Non-Strategic positions & items	11	13	14	36	36
Net revenues	**24**	**61**	**186**	**87**	**509**
Provision for credit losses	4	13	(1)	21	8
Total operating expenses	126	112	116	340	2,014
o/w realignment expenses [1]	*23*	*15*	*24*	*56*	*77*
o/w U.S. cross-border matters	*68*	*66*	*24*	*176*	*1,701*
Pre-tax income / (loss)	**(106)**	**(64)**	**71**	**(274)**	**(1,513)**
Net new assets in CHF bn	(0.9)	(1.2)	(1.4)	(3.5)	(5.4)

Compared to 3Q14

- Lower revenues reflect the ongoing winding down of our non-strategic portfolio and investment-related losses in 3Q15
- 3Q14 includes a CHF 109 mn gain on the sale of our domestic private banking business booked in Germany
- Operating expenses include costs of CHF 68 mn to meet requirements related to the settlements with US authorities regarding US cross-border matters

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements
1 Realignment expenses in PB&WM relating both to continuing operations and operations treated as discontinued at the Group level 2 4Q13 RWA includes a CHF 2 bn external methodology impact in 1Q14

CREDIT SUISSE October 21, 2015 16

Lower Investment Banking returns amid a challenging environment

	in CHF mn	3Q15	2Q15	3Q14	9M15	9M14
Strategic	**Net revenues**	**2,621**	**3,549**	**3,419**	**9,796**	**10,339**
	Provisions for credit losses	15	7	29	23	24
	Compensation and benefits	1,137	1,507	1,412	4,158	4,357
	Other operating expenses	1,187	1,125	983	3,308	2,793
	Total operating expenses	2,324	2,632	2,395	7,466	7,150
	Pre-tax income	**282**	**910**	**995**	**2,307**	**3,165**
	Basel 3 RWA USD bn	156	158	159	156	159
	Leverage exposure USD bn[1]	578	635	791	578	791
	Cost/income ratio	89%	74%	70%	76%	69%
	Return on regulatory capital[2]	**5%**	**16%**	**17%**	**13%**	**19%**
	Return on regulatory cap. (based on 3% lev)[2]	*5%*	*16%*	*15%*	*13%*	*17%*
Non-Strategic	**Net revenues**	**(265)**	**(168)**	**(116)**	**(476)**	**(278)**
	Total expenses[3]	142	127	363	396	792
	Pre-tax income / (loss)	**(407)**	**(295)**	**(479)**	**(872)**	**(1,070)**
	Basel 3 RWA USD bn	8	9	12	8	12
	Leverage exposure USD bn[1]	37	40	66	37	66
Total	**Net revenues**	**2,356**	**3,381**	**3,303**	**9,320**	**10,061**
	Total expenses[3]	2,481	2,766	2,787	7,885	7,966
	Pre-tax income	**(125)**	**615**	**516**	**1,435**	**2,095**
	Basel 3 RWA USD bn	164	167	171	164	171
	Leverage exposure USD bn[1]	615	675	856	615	856
	Return on regulatory capital[2]	**nm**	**10%**	**8%**	**8%**	**11%**
	Return on regulatory cap. (based on 3% lev.)[2]	*nm*	*10%*	*7%*	*8%*	*10%*

Compared to 3Q14

- Strategic revenues declined 26% in USD; higher equities results were offset by significantly lower fixed income and underwriting revenues as material credit market volatility resulted in low client activity
- Strategic expenses declined 7% in USD as lower variable compensation expense offset higher litigation expenses relating to the CDS settlement and increased investments in our risk, regulatory and compliance infrastructure
- Continued progress on improving capital efficiency; significantly reduced total leverage exposure by USD 241 bn and total RWA by USD 7 bn
- Lower total return on regulatory capital of 8% in 9M15 vs. 10% in 9M14 and lower Strategic return on regulatory capital of 13% in 9M15 vs. 17% in 9M14, applying a 3% CET1 leverage ratio

Compared to 2Q15

- Substantial reduction in total leverage exposure by USD 60 bn to USD 615 bn; early achievement of YE 2015 target of USD 600-620 bn
- Total RWA decreased USD 3 bn to USD 164 bn

1 Leverage exposure reflects BIS for 3Q15, 2Q15, and 9M15 and Swiss leverage exposure for 3Q14 and 9M14 2 Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 3Q14 and 9M14; in 2Q15, 3Q15 and 9M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure 3 Includes provisions for credit losses, compensation and benefits and other expenses

CREDIT SUISSE October 21, 2015 17

Challenging quarter for Underwriting & Advisory

Underwriting declines driven by 4 year low in market volumes	▪ Equity underwriting revenue declined 47% in USD vs. 3Q14, consistent with the decline in street fees of 49% – #3 rank in Americas Follow-Ons[1] (67% of the 3Q15 ECM fee pool) ▪ Debt underwriting revenue declined 40% in USD vs. 3Q14, primarily driven by a 32% decline in leveraged finance street fees ▪ Backlog across equity and debt underwriting suggests increased activity in 4Q15, but execution is dependent on market conditions which remain difficult
Higher Advisory revenues	▪ Advisory revenue up 8% vs. 3Q14 in USD driven by consistent share gains since 1Q15, particularly in the Americas (e.g. Global Financial Institutions, Industrials and Sponsors M&A) ▪ Credit Suisse 9M15 announced volumes outpacing street activity – M&A backlog, up YoY and QoQ, supporting franchise momentum – Announced landmark transactions in several sectors: Semiconductors, Healthcare Services, Insurance and Oil Field Services, underscoring depth of client franchise ▪ M&A activity is expected to continue at current pace; YTD announced market volume of USD 3.4 bn is on track to match 2007 peak (USD 4.5 bn for full year 2007 and USD 3.5 bn for 2007 YTD)

1 Source: Dealogic global share of wallet rank as of 3Q15

CREDIT SUISSE
October 21, 2015 18

Resilient equities results reflecting higher client trading activity

Equity sales & trading and underwriting – Strategic Revenues in CHF mn



Equity underwriting
Equity sales and trading
1,283
214
1,069
1,560
240
1,320
1,318
117
1,201
4,059
665
3,394
4,375
510
3,865
3Q14
2Q15
3Q15
9M14
9M15

Equity sales & trading and underwriting - Strategic revenues **USD mn**				
1,383	1,662	1,363	4,508	4,605

Compared to 3Q14

- Stable equity franchise performance as increased market volatility benefitted sales and trading, up 8% in USD, but led to a significant decline in underwriting industry activity
- Higher derivatives revenues reflecting increased client activity in Latin America and continued momentum from fee-based products distributed by Private Banking and Wealth Management in APAC
- Resilient prime services revenues on material leverage exposure reductions; higher return on assets reflecting continued progress on our client portfolio optimization strategy
- Substantially lower equity underwriting revenues compared to 3Q14 which benefited from robust industry activity

Note: Underwriting revenues are also included in the total equity franchise view

CREDIT SUISSE October 21, 2015 19

Significantly lower industry-wide underwriting activity impacted performance

Underwriting & Advisory – Strategic Revenues in CHF mn



Advisory
Equity underwriting
Debt underwriting
903
170
214
519
914
207
240
467
635
192
117
326
2,646
511
665
1,470
2,166
531
510
1,125
3Q14
2Q15
3Q15
9M14
9M15

Underwriting & Advisory - Strategic revenues **USD mn**				
975	974	657	2,935	2,281

Compared to 3Q14

- Advisory revenues increased 8% in USD driven by higher Americas fees and share gains in top ranked sponsors franchise[1]
- Lower debt underwriting revenues amid 49% decline in high yield industry activity; leveraged finance franchise gained share despite market weakness
- Lower equity underwriting revenues across IPOs and follow-ons as increased market volatility negatively impacted industry issuance activity

Note: Underwriting revenues are also included in the views of equity and fixed income franchise revenues on slides 19 and 21, respectively 1 Source: Dealogic

CREDIT SUISSE October 21, 2015 20

Lower fixed income results reflect significantly reduced client activity

Fixed income sales & trading and underwriting – Strategic Revenues in CHF mn



Debt underwriting
Fixed income sales and trading
2,063
519
1,544
1,860
467
1,393
1,214
326
888
6,057
1,470
4,587
5,130
1,125
4,005
3Q14
2Q15
3Q15
9M14
9M15

Fixed income sales & trading and underwriting - Strategic revenues **USD mn**				
2,220	1,981	1,256	6,710	5,411

Compared to 3Q14

- Significantly lower fixed income franchise revenues, down 43% in USD, as extreme dislocations in credit markets resulted in reduced levels of client activity
- Credit revenue declines primarily driven by lower underwriting activity; minimal trading losses reflecting lower risk profile and improved portfolio diversification compared to similar market conditions in 3Q11
- Lower corporate lending revenues reflecting mark-to-market movements
- Significant decline in emerging markets vs. strong 3Q14 results due to subdued client financing volumes and trading activity across regions
- Lower securitized products revenues driven by muted client activity across agency and non-agency partially offset by continued growth in asset finance
- Macro revenues declined as low volatility in FX offset improved performance in rates

Note: Underwriting revenues are also included in the total fixed income franchise view

CREDIT SUISSE October 21, 2015 21

Continued progress in winding down our Non-Strategic portfolio

Basel 3 RWA in USD bn



(62%)
(25%)
21
10
10
9
(1)
8
6
4Q13
4Q14
1Q15
2Q15
Business impact & other[1]
3Q15
Year-end 2015 target

Leverage Exposure in USD bn



(58%)
(35%)
88
58
49
40
(3)
37
24
4Q13 Reported
4Q14 BIS
1Q15 BIS
2Q15 BIS
Business impact & other[1]
3Q15 BIS
Year-end 2015 target

Non-Strategic unit in CHF mn	**3Q15**	2Q15	3Q14	**9M15**	9M14
Net revenues	**(265)**	**(168)**	**(116)**	**(476)**	**(278)**
o/w Legacy Funding	(21)	(31)	(46)	(85)	(115)
o/w Other Funding	(37)	(51)	(45)	(140)	(148)
Total expenses[2]	**142**	**127**	**363**	**396**	**792**
o/w Litigation-related	*57*	*30*	*227*	*121*	*450*
Pre-tax income / (loss)	**(407)**	**(295)**	**(479)**	**(872)**	**(1,070)**

Compared to 2Q15

- Higher pre-tax income loss compared to 2Q15:
  - 3Q15 was negatively impacted by mark-to-market adjustments, with minimal offset from valuation gains, and higher litigation expenses
- Continued progress in winding-down capital positions through the execution of a broad range of transactions including asset and portfolio sales, novations and clearing and compression initiatives:
  - Reduced RWA by USD 1 bn, or 11%, to USD 8 bn and reduced leverage exposure by USD 3 bn, or 8%, to USD 37 bn

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements
1 Includes business impact, internally driven methodology and policy impact and FX movements
2 Includes provisions for credit losses

CREDIT SUISSE
October 21, 2015 22

Achieved full year 2015 leverage exposure target

Investment Banking Leverage Exposure in USD bn



Strategic
Non-Strategic
756
697
(24)
(39)
(27)
(51)
USD 141bn reduction from 4Q14
615
578
(2)
(1)
(4)
+2
0% - (2%)
600-620
574
End-4Q14 BIS
Clearing & compression initiatives[1]
Non-Strategic business reductions & liquidity usage
Client optimization
Business optimization
End-3Q15 BIS
Clearing & compression initiatives[1]
Non-Strategic business reductions & liquidity usage
Client optimization
Business optimization
End 2015 BIS

3Q15 IB Leverage Exposure



<1%
6%
6%
10%
30%
47%
FID
EQ
Corporate Bank
IBD
IB Other
NSU

- Delivered USD 141 bn in reductions from 4Q14, including USD 60 bn from 2Q15, with limited revenue impact
  - Clearing-based initiatives and increased efficiencies from compression of trades
  - Non-strategic business reductions from asset and portfolio sales, novations and clearing and compression initiatives
  - Business and client optimizations across macro and prime services businesses
  - Reductions partially offset by increased regulatory liquidity requirements

- Target USD ~5 bn in leverage exposure reductions by end 2015

1 Excludes reductions in Non-Strategic unit

CREDIT SUISSE
October 21, 2015 23

Lower strategic return on regulatory capital

Investment Banking after-tax return on regulatory capital (USD-denominated)



Impact from change in return calculation[1]
11%
10%
8%
19%
17%
(2%)
(6%)
<1%
+2%
13%
(5%)
8%
Total IB 9M14 Reported
Non-Strategic impact
Strategic 9M14
Use of 3% equity leverage ratio rather than 2.4%
Revenue impact
Cost impact
Capital reduction
Strategic IB 9M15
Non-Strategic unit[2]
Total IB 9M15

in USD bn	9M14		9M15
Total Basel 3 RWA	171	(7)	164
Total Leverage exposure[3]	856	(241)	615

Compared to 9M14

- Lower 9M15 Strategic return on regulatory capital of 13% on capital allocated at 3% of average leverage exposure
- Lower revenues primarily due to challenging fixed income trading conditions and slowdown in underwriting activity
- Improved capital efficiency; reduced total leverage exposure by USD 241 bn, or 28%, and RWA by USD 7 bn, or 4%

Note: Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure in 3Q14 and 9M14; in 2Q15, 3Q15 and 9M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure 1 Impact from change in return calculation applies 3.0% CET1 ratio rather than 2.4% CET1 ratio 2 Includes impact of Non-Strategic funding charges, other revenue losses, operating expenses and capital 3 Leverage exposure reflects BIS for 3Q15, 2Q15, and 9M15 and Swiss leverage exposure for 3Q14 and 9M14

CREDIT SUISSE
October 21, 2015 24

 Update on capital  October 21, 2015  25

Continued "look through" leverage reduction

Group leverage exposure ("look-through"; end period, CHF bn)


1,150
(128)
IB
+11
PBWM
+39
Corp.
Center
(27)
FX
impact
1,045
187
Exposure
Add-ons[1]
858
Balance
sheet assets
(US GAAP)
Estimated
4Q14
BIS equivalent[2]
Reported
3Q15

3Q15 Leverage exposure


6%
36%
58%
PB&WM
IB
ShS / CC

Comments

- Further progress on leverage reduction
  - **IB:** Reduced leverage exposure by CHF 30 bn over the quarter across Strategic and Non-Strategic businesses
  - **PB&WM:** Reduced leverage exposure by CHF 7 bn over the quarter

Leverage Ratio ("look-through")


Swiss Total
Capital
Tier-2 instr.
Low trigger
High trigger
Tier-1 instruments
CET1
3.9%
3.3%
2.4%
4.5%
3.9%
2.8%
Swiss Total Lev. ratio
BIS Tier 1 Lev. ratio
BIS CET1 Lev. ratio
Reported
4Q14[3]
Reported
3Q15

CET1 = Common equity tier 1 4Q14 BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented by FINMA that were effective for 1Q15, and the application of those requirements on our 4Q14 results. Changes in these requirements or any of our interpretations, assumptions or estimates could result in different numbers from those shown here
1 Off-balance sheet exposures and regulatory adjustments 2 In 1Q15, estimated 4Q14 BIS leverage exposure was adjusted when compared to the estimates provided at 4Q14 to reflect post implementation methodology, process and data improvements 3 Leverage ratio based on total Swiss "look-through" average leverage exposure of CHF 1,213 bn in 4Q14

CREDIT SUISSE
October 21, 2015 26

3Q15 CET1 ratio of 10.2%

Group Basel 3 "look-through" risk-weighted assets (CHF bn)



PB&WM[1]
Investment Banking
277
+7
FX
impact
+1
+1
+2
Methodology
& policy[2]
+1
(2)
(1)
Business
impact & other
285
2Q15
3Q15

3Q15 Basel 3 risk-weighted assets



6%
56%
38%
PB&WM
IB
ShS / CC

CET1 ratio ("look-through", %)
CET1 capital ("look-through", CHF bn)



10.1%
10.2%
28.6
29.0
4Q14
3Q15

Comments

- RWA increase of CHF 8 bn mainly driven by adverse FX movements of CHF 7 bn. CHF 2 bn from methodology changes of which CHF 1 bn in each of Private Banking & Wealth Management and Investment Banking
- Anticipate further RWA increase due to expected regulatory and related methodology changes in both IB and PB&WM; will limit reductions in Group RWA from current levels even given Non-Strategic run-off

1 Includes PB&WM and Corporate Center risk-weighted assets
2 Methodology & policy reflects major external methodology changes only; business impact and other includes Investment Banking business impact, and internally driven methodology and policy impact

CREDIT SUISSE
October 21, 2015 27

 Summary  October 21, 2015  28

Supplemental slides

	Slide
Group and divisional capital and return profile	30
Key performance indicators	31
Capital ratios progression	32
Leverage ratios progression	33
Private Banking & Wealth Management return on regulatory capital profile	34
Total Investment Banking results in USD	35
Strategic Investment Banking results in USD	36
Investment Banking Strategic Basel 3 RWA	37
Currency mix (Group, PB&WM, IB, capital metrics)	38 - 41
Collaboration revenues	42
Shareholders' equity and "look-through" CET1 capital breakdown	43
Reconciliation of return on equity, return on tangible equity and return on regulatory capital	44

CREDIT SUISSE

October 21, 2015 29

 October 21, 2015      Strategic    Capital end period in CHF bn  All financials and return calculations above based on reported results. Leverage exposure reflects BIS for 1Q15 and 2Q15 and Swiss leverage exposure prior to 4Q14. 1 Return on regulatory capital is based on after-tax income and assumes tax rates of 25% in 2012 and 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets prior to 2013 and the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure from 2013 until 2014. As of 1Q15, we use the average of 10% of average Basel 3 risk-weighted assets and 3% of average leverage exposure. Return on regulatory capital is different from externally disclosed Return on Equity. PB&WM and Group returns calculated based on CHF denominated financials; IB returns based on USD denominated financials  Return on regulatory capital1  Private Banking & Wealth Management  Capital end period in USD bn  Investment Banking  Capital end period in CHF bn  Return on regulatory capital1  Group  Return on regulatory capital1  Strategic  Strategic  Strategic  Strategic  1,004    Leverage exposure          Basel 3 RWA  Group and divisional capital and return profile  30  nm

 31  1 KPIs measured on the basis of reported results; all data for Core Results 2 Excluding FVoD of CHF 623 mn, 3Q15 reported return on equity is 2% and reported cost/income is 94%3 Excluding FVoD of CHF 995 mn, 9M15 reported return on equity is 6% and reported cost/income is 83%  Key Performance Indicators  October 21, 2015      Key Performance Indicators (KPIs)1  Cost/income ratio< 70%  Return on equity> 15%  Group  Private Banking & Wealth Management  Investment Banking  3Q15  Cost/income ratio < 70%  Cost/income ratio < 65%  NNA growth (WMC)3-4% through 20156% long-term  4%  5%  72%  84%  7%  9%3  78%3  72%  84%  89%  5%  7%2  84%2  75%  104%  9M15  4%  69%  76%  11%  76%  Strategic  3Q15  9M15  Reported  31

   October 21, 2015  “Look-through” Basel 3 capital ratios  Total Capital1  BIS CET1  High-trigger capital instruments  Low-trigger capital instruments  4.1%4  Swiss Total Capital Leverage Ratio  4.5%   9.6%  Current Credit Suisse requirements by 1.1.19  13.3%3  16.5%2  13.0%  17.05%4  CET1 = Common equity tier 1 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 (with a haircut of 20%) and none thereafter2 Swiss CET1, issued high-trigger capital instruments of CHF 8.8 bn and CHF 9.1 bn as of 2Q15 and 3Q15, respectively, and issued low-trigger capital instruments of CHF 8.7 bn and CHF 9.3 bn as of 2Q15 and 3Q15, respectively 3 Swiss CET1+ high-trigger capital ratio 4 Excludes countercyclical buffer required as of September 30, 2013. The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2016, FINMA increased our 2019 progressive component requirement from 4.05% to 5.07% due to the latest assessment of relevant market shares, which leads to a total capital ratio requirement of 18.07% and a Swiss leverage ratio requirement of 4.34%  13.4%3  16.5%2  4.3%   Capital ratios progression  32

Leverage ratios progression

Leverage calculation "Look-through"					
in CHF bn	1Q15 Lev. ratio[1]	2Q15 capital	2Q15 Lev. ratio[1]	3Q15 capital	3Q15 Lev. Ratio[1]
CET1 Leverage ratio	2.6%	**28.5**	2.7%	**29.0**	2.8%
Add: Tier 1 high-trigger capital instruments		6.2		6.4	
Add: Tier 1 low-trigger capital instruments		4.8		5.1	
BIS Tier 1 Leverage ratio	3.6%	**39.5**	3.7%	**40.6**	3.9%
Deduct: Tier 1 low-trigger capital instruments		(4.8)		(5.1)	
Add: Tier 2 high-trigger capital instrument		2.6		2.7	
SNB Loss Absorbing Lev. Ratio	3.4%	**37.3**	3.5%	**38.1**	3.6%
Add: Tier 1 low-trigger capital instruments		4.8		5.1	
Add: Tier 2 low-trigger capital instruments		3.9		4.2	
BIS Total Capital Leverage ratio	4.2%	**45.9**	4.3%	**47.4**	4.5%
Add: Swiss regulatory adjustments		(0.1)		(0.1)	
Swiss Total Capital Leverage ratio	4.2%	**45.8**	4.3%	**47.3**	4.5%

Expected 2019 Swiss Total Capital Leverage ratio requirement: **4.1%**[2]

- "Look-through" Swiss Total Capital leverage ratio of 4.5%; reached 2019 requirement
- "Look-through" CET1 and BIS Tier 1 Leverage ratio improved to 2.8% and 3.9%, respectively

1 Leverage ratios based on end-period BIS leverage exposure of CHF 1,103 bn in 1Q15, CHF 1,062 bn in 2Q15 and CHF 1,045 bn in 3Q15
2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2016, FINMA increased our 2019 progressive component requirement from 4.05% to 5.07% due to the latest assessment of relevant market shares, which leads to a total capital ratio requirement of 18.07% and a Swiss leverage ratio requirement of 4.34%

CREDIT SUISSE
October 21, 2015 33

PB&WM return on regulatory capital profile

PB&WM strategic after-tax return on regulatory capital (CHF-denominated)



27%
(3%)
--
24%
(1%)
(3%)
20%
(4)pp
3Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
3Q15

WMC after-tax return on regulatory capital (CHF-denominated)



28%
(3%)
--
25%
(1%)
(3%)
21%
(4)pp
3Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
3Q15

CIC after-tax return on regulatory capital (CHF-denominated)



21%
(2%)
--
19%
--
(2)%
17%
(2)pp
3Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
3Q15

AM after-tax return on regulatory capital (CHF-denominated)



40%
(1%)
(4%)
35%
(4%)
(10%)
21%
(14)pp
3Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
3Q15

Note: Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 3Q14; in 3Q15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure PTI = Pre-tax income

CREDIT SUISSE
October 21, 2015 34

Total Investment Banking results in USD

in USD mn	3Q15	2Q15	3Q14	3Q15 vs. 2Q15	3Q15 vs. 3Q14	9M15	9M14	9M15 vs. 9M14
Net revenues	**2,438**	**3,602**	**3,561**	**(32%)**	**(32%)**	**9,825**	**11,161**	**(12%)**
Debt underwriting	337	498	562	(32%)	(40%)	1,185	1,631	(27%)
Equity underwriting	122	255	229	(52%)	(47%)	537	737	(27%)
Advisory and other fees	199	221	184	(10%)	8%	558	567	(2%)
Fixed income sales & trading	699	1,314	1,539	(47%)	(55%)	3,777	4,803	(21%)
Equity sales & trading	1,205	1,409	1,156	(14%)	4%	4,067	3,785	7%
Other	(123)	(95)	(109)	29%	12%	(299)	(362)	(17%)
Provision for credit losses	**31**	**8**	**38**	**nm**	**nm**	**39**	**32**	**nm**
Compensation and benefits	1,200	1,646	1,564	(27%)	(23%)	4,485	4,962	(10%)
Other operating expenses	1,335	1,295	1,393	3%	(4%)	3,775	3,829	(1%)
Total operating expenses	**2,535**	**2,941**	**2,957**	**(14%)**	**(14%)**	**8,259**	**8,791**	**(6%)**
Pre-tax income	**(128)**	**653**	**566**	**nm**	**nm**	**1,526**	**2,338**	**(35%)**
Cost / income ratio	104%	82%	83%	--	--	84%	79%	--
Return on capital[1]	**nm**	**10%**	**8%**	**--**	**--**	**8%**	**11%**	**--**

1 Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure in 3Q14 and 9M14; in 2Q15, 3Q15 and 9M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE

October 21, 2015 35

Strategic Investment Banking results in USD

in USD mn	3Q15	2Q15	3Q14	3Q15 vs. 2Q15	3Q15 vs. 3Q14	9M15	9M14	9M15 vs. 9M14
Net revenues	**2,710**	**3,782**	**3,685**	**(28%)**	**(26%)**	**10,321**	**11,467**	**(10%)**
Debt underwriting	*337*	*498*	*562*	(32%)	(40%)	*1,185*	*1,631*	(27%)
Fixed income sales & trading	*919*	*1,484*	*1,658*	(38%)	(45%)	*4,226*	*5,079*	(17%)
Fixed income franchise	1,256	1,982	2,220	(37%)	(43%)	5,411	6,710	(19%)
Equity underwriting	*122*	*255*	*229*	(52%)	(47%)	*537*	*737*	(27%)
Equity sales & trading	*1,242*	*1,407*	*1,154*	(12%)	8%	*4,067*	*3,772*	8%
Equities franchise	1,364	1,662	1,383	(18%)	(1%)	4,604	4,509	2%
Advisory and other fees	199	221	184	(10%)	8%	558	567	(2%)
Other	(107)	(83)	(102)	29%	5%	(253)	(318)	(20%)
Provision for credit losses	**15**	**8**	**31**	**nm**	**nm**	**23**	**25**	**nm**
Compensation and benefits	1,176	1,606	1,523	(27%)	(23%)	4,381	4,836	(9%)
Other operating expenses	1,228	1,199	1,058	2%	16%	3,478	3,095	12%
Total operating expenses	**2,404**	**2,806**	**2,581**	**(14%)**	**(7%)**	**7,859**	**7,931**	**(1%)**
Pre-tax income	**291**	**968**	**1,073**	**(70%)**	**(73%)**	**2,438**	**3,511**	**(31%)**
Cost / income ratio	89%	74%	70%	--	--	76%	69%	--
Return on capital[1]	**5%**	**16%**	**17%**	**--**	**--**	**13%**	**19%**	**--**

1 Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure in 3Q14 and 9M14; in 2Q15, 3Q15 and 9M15, the calculation is based on an average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE October 21, 2015 36

 37  3Q15 Investment Banking Basel 3 RWA  October 21, 2015    RWA  16  26  20  19  10  91    RWA  4    RWA  22    RWA    2      RWA  9  12  14  2  37  Basel 3 risk-weighted assets in USD bn  1 Includes Rates and FX franchises 2 Includes fixed income other, CVA management and fixed income treasury  Equities  Fixed income   Macro1  Securitized Products  Credit   Emerging Markets  Other2  Strategic fixed income  Cash Equitiesand Market Making  Prime Services  Derivatives  Other  Strategic Equities  Corporate Bank  Corporate Bank  Investment Banking Other  Other  M&A and Other   IBD    RWA    8    Non-Strategic  Non-Strategic

 38  Currency mix of 9M15 Group Results  October 21, 2015  Credit Suisse Core Results  1 Total operating expenses and provisions for credit losses  Applying a +/-10% movement on the average FX rates for 9M15, the sensitivities are as follows:USD/CHF impact on 9M15 pre-tax income by CHF +392 / (392) mnEUR/CHF impact on 9M15 pre-tax income by CHF +209 / (209) mn  Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.05 for three-quarter results  Applying the September month-end exchange rates for USD/CHF of 0.98 and EUR/CHF of 1.09 in lieu of the average FX rates for 9M15, the sensitivities are as follows:USD/CHF impact on 9M15 pre-tax income by CHF 95 mnEUR/CHF impact on 9M15 pre-tax income by CHF 74 mn  FX Sensitivity analysis  CHF mn 9M15 CHF USD EUR GBP Other      Net revenues 19,596 19% 53% 14% 3% 11%Total expenses1 15,551 30% 41% 4% 12% 13%

 39  Currency mix of 9M15 PB&WM Results  Applying a +/-10% movement on the average FX rates for 9M15, the sensitivities are as follows:USD/CHF impact on 9M15 pre-tax income by CHF +173 / (173) mnEUR/CHF impact on 9M15 pre-tax income by CHF +86 / (86) mn  Applying the September month-end exchange rates for USD/CHF of 0.98 and EUR/CHF of 1.09 in lieu of the average FX rates for 9M15, the sensitivities are as follows:USD/CHF impact on 9M15 pre-tax income by CHF 47 mnEUR/CHF impact on 9M15 pre-tax income by CHF 28 mn  Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.06 for three-quarter results  FX Sensitivity analysis  1 Total operating expenses and provisions for credit losses  Private Banking & Wealth Management  CHF mn 9M15 CHF USD EUR GBP Other      Net revenues 9,059 40% 36% 14% 2% 8%Total expenses1 6,641 53% 22% 6% 6% 13%  October 21, 2015

 40  Currency mix of 9M15 IB Results  Applying a +/-10% movement on the average FX rates for 9M15, the sensitivities are as follows:USD/CHF impact on 9M15 pre-tax income by CHF +141 / (141) mnEUR/CHF impact on 9M15 pre-tax income by CHF +112 / (112) mn  Applying the September month-end exchange rates for USD/CHF of 0.98 and EUR/CHF of 1.09 in lieu of the average FX rates for 9M15, the sensitivities are as follows:USD/CHF impact on 9M15 pre-tax income by CHF 33 mnEUR/CHF impact on 9M15 pre-tax income by CHF 43 mn  1 Total operating expenses and provisions for credit losses  Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.05 for three-quarter results  FX Sensitivity analysis  Investment Banking  CHF mn 9M15 CHF USD EUR GBP Other      Net revenues 9,320 0% 67% 15% 5% 13%Total expenses1 7,885 2% 61% 3% 18% 16%  October 21, 2015

   Note: Data based on September 2015 month-end currency mix and on a “look-through” basis1 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill)2 The Tier 1 Capital leverage ratio requires a higher portion of other currencies to mitigate the impacts of FX movements  Sensitivity analysis  A 10% weakening of the US dollar (vs. CHF) would have a -1.9bps impact on the “look-through” BIS CET1 ratioA 10% weakening of the CHF against all currencies2 would have a -3.7bps impact on the Tier 1 Capital Leverage ratio  CET 1 Capital1 - BIS  Basel 3 RWA - BIS  Tier 1 Capital - BIS  Swiss Leverage Exposure   Currency mix of Group capital metrics  41  October 21, 2015

 Collaboration revenues  2015 Collaboration Revenues impacted by the change in fund management from Hedging Griffo to Verde Asset Management (see slide 15)Increased share of collaboration revenues as a % of total net revenuesContinued solid performance in providing tailored solutions to UHNWI clients  Collaboration revenues target range of 18% to 20% of net revenues  Collaboration revenues – Core results in CHF bn / as % of net revenues  October 21, 2015  42

Shareholders' equity and "look-through" CET1 capital breakdown

Reconciliation of shareholders' equity to "look-through" CET1 capital in CHF mn

	3Q15
Shareholders' equity	**44,757**
Regulatory deductions (includes accrued dividend, treasury share reversal, scope of consolidation)	**(206)**
Adjustments subject to phase-in	**(15,507)**
Non-threshold-based	**(14,137)**
Goodwill & Intangibles (net of Deferred Tax Liability)	(8,541)
Deferred tax assets that rely on future profitability (excl. temporary differences)	(2,816)
Defined benefit pension assets (net of Deferred Tax Liability)	(958)
Advanced internal ratings-based provision shortfall	(565)
Own Credit (Bonds, Struct. Notes, PAF, CCA, OTC Derivatives)	(1,168)
Own shares and cash flow hedges	(89)
Threshold-based	**(1,370)**
Deferred Tax Asset on timing differences	(1,370)
Total regulatory deductions and adjustments	**(15,713)**
"Look-through" Common Equity Tier 1 capital	**29,044**

3Q15 Shareholders' equity breakdown in CHF bn



44.8
44.8
Goodwill and Intangibles[1]
8.8
8.8
Tangible equity and misc. (not B3 effective)
6.1
7.0
Total regulatory deductions and adjustments
Corporate Center[2]
1.8
IB Non-Strategic[2]
1.0
IB Strategic[2]
16.1
29.0
"Look-through" Common Equity Tier 1 Capital
PB&WM Non-Strategic[2]
0.3
PB&WM Strategic[2]
10.7
3Q15 Shareholders' equity in CHF bn

1 Goodwill and intangibles gross of Deferred Tax Liability
2 Regulatory capital calculated as the average of 10% of average RWA and 3.0% of average leverage exposure at the end of 3Q15

CREDIT SUISSE
October 21, 2015 43

Reconciliation of return on equity, return on tangible equity and return on regulatory capital  Return on regulatory capital based on after-tax income and assumes capital allocated at the average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure1 Excludes revenue impact from Fair Value on own Debt (FVoD) of CHF 995 million 2 For Investment Banking, capital allocation and return calculations are based on US dollar denominated numbers  October 21, 2015  44

 October 21, 2015

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrant)

Date: October 21, 2015
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer